SECUR 15026949 SION

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 69326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainspring Capital Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boros & Farrington

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR – 3 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

X-A

Mainspring
Capital Management

Member FINRA SIPC

600 S. Lake Ave. Suite #401
Pasadena, CA 91106
Office: 626.345.5903Facsimile:
951.245.6002

SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH, D.C.
201
SECTION

February 19, 2015

US Securities & Exchange Commission
444 South Flower Street, Suite 900
Los Angeles, CA 90071

Re: SEA Rule 17a-5(d)(4) Exemption Report

To whom it may concern:

Mainspring Capital Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Allen Chi affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Allen Chi
President

RECEIVED
2015 APR -3 PM 3:36
SEC / MR

AC/am
cc: SEC, Washington DC
Boros & Farrington
FINRA, Los Angeles